

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2023

Karen Brennan
Chief Financial Officer
Jones Lang LaSalle Inc.
200 East Randolph Drive
Chicago, IL 60601

      Re: Jones Lang LaSalle Inc.
            Form 10-K for the year ended December 31, 2022
            Response dated May 11, 2023
            File No. 001-13145

Dear Karen Brennan:

      We have reviewed your response dated May 11, 2023 and have the following comment.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 8. Financial Statements and Supplemental Data
Revenue Recognition
Work Dynamics, page 82

1.   We have considered your response to our prior comment. In your response to our comment you state that management fees are typically structured as a fixed monthly price for an agreed-upon scope of work or a contractual mark-up to third party and contractor spend that you manage. Based on your response, it appears that your fee includes a mark-up on reimbursed costs both when the fee is inclusive of or distinct from the costs of providing the services. Given the terms of your contracts, please explain to us why you believe it is appropriate to adjust revenues for the reimbursed gross contract revenues in arriving at the non-GAAP fee based revenue measure and to adjust operating expenses for gross contract expenses in arriving at the non-GAAP fee-based operating expenses measure, which are disclosed on page 49. In your response, please expand on why you believe the non-GAAP measures are useful to investors despite the fact that fees earned may be based on managed third-party or contractor spend. Please also include

an explanation of how you considered Question 100.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in determining the appropriateness of these adjustments.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction